Exhibit 3.7

EXHIBIT E Dated: August 24, ____
Amendment to
Amended and Restated Limited Partnership Agreement
of
Century Properties Fund XVII
     On page 134 of the Prospectus, the first line of Paragraph 2.1.1 is supplemented by adding the words “but not limited to” immediately following the word “including”.
     On page 134 of the Prospectus, Paragraph 2.1.3 is supplemented by deleting the words “and from Working Capital Reserve” in the third line of that paragraph.
     On page 134 of the Prospectus, the following language is added to Paragraph 2.1.6:
     ... to the extent that the source of such reserve is the Gross Offering Proceeds or Cash From Sales of Refinancing. Cash Available for Distribution shall include cash from Working Capital Reserve to the extent the source of such reserve is from the excess of cash received from operations of the Partnership, including lease payments to the Partnership from sellers of Partnership Properties, over operational cash disbursements including debt service payments, if any, but excluding cash disbursement of Net Proceeds.
     On page 135 of the Prospectus, Paragraph 2.1.10 is supplemented by adding the words “but in no event later than March 29, 1983” at the end of the sentence.
     On page 137 of the Prospectus, the sixth line of Paragraph 2.1.44 is supplemented by adding the words “wholly independent” immediately following the first word.
     On page 138 of the Prospectus, the following paragraph is added immediately after Paragraph 5.4:
     5.5 In the event that, immediately prior to the dissolution and termination of the Partnership, each Limited Partnership Unit Holder has not received an aggregate amount of Distributions (including any amounts to be distributed upon liquidation of the Partnership) which equals or exceeds its Original Invested Capital, the General Partner shall contribute in cash to the Partnership an amount equal to the lesser of: (i) the total amount of Distributions paid by the Partnership to the General Partner pursuant to the General Partner’s 2 percent interest in the Partnership Distributions; or (ii) the amount by which the aggregate amount of the Original Invested Capital of all Limited Partnership Unit Holders exceeds the aggregate amount of Distributions to all Limited Partnership Unit Holders. Any amount contributed to the Partnership by the General Partner pursuant to this Paragraph 5.5 shall be allocated to the Limited Partnership Unit Holders and shall be apportioned among them based on the difference between the Original Invested Capital of each Limited Partnership Unit Holder and the actual Distributions which he has received.
     On page 139 of the Prospectus, Paragraph 6.5 is supplemented by adding the following sentence after the third sentence of that paragraph:
     If an application to become a Limited Partner is rejected, all cash sums contributed by the applicant for the purchase of Limited Partnership Units shall be returned to the applicant forthwith.
     On page 139 of the Prospectus, Paragraph 9.2.1 is supplemented by changing the percentages in lines two and four from 82 percent to 84 percent and from 69 percent to 71 percent, respectively.
     On page 140 of the Prospectus, immediately following the second word of the first sentence of Paragraph 9.5.1, the following phrase is added: “provides a substantial amount of the services in the sales effort and”

     On page 145 of the Prospectus, the following sentence is added to Paragraph 11.2.3:
     Notwithstanding the foregoing, in the event that the General Partner is required to contribute cash to the Partnership pursuant to Paragraph 5.5, gains which would otherwise be allocated to the General Partner will be reallocated to the Limited Partnership Unit Holders to the extent that the General Partner is required to contribute cash to the Partnership pursuant to Paragraph 5.5.
     On page 148 of the Prospectus, Paragraph 14.6 is supplemented by adding the words, “date and amount of the appraised value,” immediately following the thirteenth word in the first line on that page.
     On page 148 of the Prospectus, the following language is added at the end of the Paragraph 15.1.7:
     ... ; and further provided that the General Partner shall have fiduciary responsibility for the safekeeping and use of all funds and assets of the Partnership, whether or not in the immediate possession or control of the General Partner, and the General Partner shall not employ, or permit another to employ, such funds or assets in any manner except for the exclusive benefit of the Partnership.
     On page 152 of the Prospectus, Paragraph 15.3.38 is added to read as follows:
     Cause the Partnership to pay, directly or indirectly, a commission or fee (except as subject to the Front-End Fee limitation in Paragraph 9.2) to the General Partner or an Affiliate in connection with the reinvestment or distribution of Cash From Sales or Refinancing.
     On page 154 of the Prospectus, Paragraph 19.1.1 is supplemented by adding the words, “except that the General Partner shall pay such expenses in the event of the voluntary retirement of the General Partner” at the end of the last sentence.